UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated September 11, 2019, announcing the completed subscription of new shares and a registration of capital increase. With reference to the company announcement no. 30/2019 dated September 5, 2019 regarding a private placement and directed issue of 3,975,000 new ordinary shares of the company (the “New Shares”), Zealand Pharma today increased its share capital by DKK 3,975,000, divided into 3,975,000 New Shares with a nominal value of DKK 1 each. Following the registration of the New Shares with the Danish Business Authority, Zealand’s share capital amounts to DKK 35,806,290 divided into 35,806,290 shares with a nominal value of DKK 1 each.

Furnished as Exhibit 3.1 to this Report on Form 6-K are the updated Articles of Association of Zealand Pharma A/S, amended as required by the capital increase.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller
	Name:	Ivan M. Møller
	Title:	Interim Chief Financial Officer

Date: September 12, 2019

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association

99.1	Company announcement dated September 11, 2019

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